CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of August 28, 2008

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

Bachoco Selects KPMG as Independent Auditor

Celaya, Guanajuato. Mexico, August 28 , 2008

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE:IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, today announced that the Company’s Board of Directors, as per recommendation of the Audit Committee, has approved the selection of KPMG Cárdenas Dosal, S.C. as the Company’s independent auditor.

The engagement with KPMG is effective as of August 27, 2008.

Bachoco would like to thank Ernst & Young, its previous independent auditor, for the service provided in the past several years.

Company Description

Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are chicken, eggs, and balanced feed. The Company is also present in other businesses like swine, beef, margarine and turkey in Mexico. The Company’s headquarters are in Celaya, Guanajuato, located in Mexico’s central region.
For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: August 28, 2008	By	/s/ Daniel Salazar Ferrer, CFO